UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2018

Operating and Financial Results

Monterrey, Mexico, October 24, 2018— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the third quarter of 2018.

Highlights

▪	Adjusted EBITDA grew 23.8%, with a margin of 71.4%
▪	Aeronautical and Non-Aeronautical revenues increased 15.8%
▪	Passenger traffic increased 10.5%
▪	38 commercial initiatives were implemented, including car rental, retail stores, restaurants, among others
▪	Cost of services and G&A expenses decreased 6.8%
▪	Net income rose 25.1%

3Q18 Results Summary

Adjusted EBITDA grew 23.8%, with an Adjusted EBITDA margin of 71.4%.

Aeronautical and non-aeronautical revenues rose 15.8%, while passenger traffic increased 10.5%.

Aeronautical revenues rose 16.5%, mainly as a result of higher traffic volumes.

Non-aeronautical revenues grew 13.5%, led by growth in the parking and car rental line items.

Cost of airport services and G&A expense decreased 6.8%. The reduction reflected primarily reductions in payroll, contracted services, minor maintenance and materials and supplies as a result of cost control initiatives. Total operating costs and expenses decreased 13.7%.

Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments reached Ps. 247 million. Investments included the completion of the expansion of the regional flight boarding area in Terminal B in the Monterrey airport, the construction of a new passenger terminal in the Reynosa airport, the expansion and remodeling of the Chihuahua and San Luis Potosí passenger terminals; as well as other operational infrastructure works. All investments were funded out of cash generated from operations.

The ratio of net debt to EBITDA was 0.51 as of September 30, 2018.

OMA will hold its 3Q18 earnings conference call on October 25, 2018 at 11 am Eastern time, 10 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13684397. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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3Q18 Operating Results

Operations, Passengers, and Cargo

Airlines opened 3 routes during the quarter, including one domestic route and 2 international seasonal routes, and 4 routes were cancelled. However, the number of available seats offered increased 12.5% compared to 3Q17, as a result of more frequencies and/or larger aircraft on OMA’s principal routes including Monterrey – Mexico City, Monterrey – Cancún, Monterrey – Guadalajara, Chihuahua – Mexico City, and Culiacán – Tijuana, among others.

Total passenger traffic increased 10.5%. Of total traffic, 89.7% was domestic and 10.3% was international.

Domestic passenger traffic increased 11.4%. Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey, mainly on the Mexico City, Cancún, Guadalajara, and Tijuana routes.
▪	Culiacán, on its Tijuana, Mexico City, and Guadalajara routes.
▪	Chihuahua, on its Mexico City and Cancún routes.
▪	Ciudad Juárez, on its Guadalajara and Cancún routes.

International passenger traffic increased 3.7%. Nine airports recorded increases in international traffic, led by Monterrey, as a result of increased traffic on its Detroit, Las Vegas, and Dallas routes.

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Commercial Operations

OMA implemented 38 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 99.0%.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 84.0% occupancy rate, an increase of 0.7 percentage points. The average room rate was Ps. 2,182 per night.
▪	The Hilton Garden Inn had a 79.2% occupancy rate, an increase of 2.0 percentage points, with an average room rate of Ps. 2,150.

Freight Logistics Services

▪	OMA Carga increased both air and land freight logistics activities. Freight handled grew 4.8% to 8,394 metric tons.

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Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Rental income reached Ps. 6.6 million. In 3Q18, two new warehouses started generating revenues.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 16.5%, mainly as a result of higher traffic volumes and an increase in flight operations.

Non-aeronautical revenues increased 13.5%. Non-aeronautical revenues per passenger increased 2.7% to
Ps. 72.8.

Commercial revenues increased 17.5%. The line items with the largest increases were:

▪	Parking, +30.1%, as a result of increased capacity in the Monterrey airport and passenger traffic growth.
▪	Car rental, +47.2%, due to the leasing of 39 new locales since 4Q17 and better contractual terms effective 1Q18.
▪	VIP lounges, +103.1%, due to the opening of 3 new lounges in the last 12 months, and a higher volume of users.
▪	Restaurants, +15.2%, as a result of improvements in the commercial offering in the Monterrey airport, and the opening of 18 new establishments.

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Diversification revenues grew 10.2%.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

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Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 6.8%, mainly as a result of cost savings initiatives. The largest reductions were in the payroll, contracted services, minor maintenance, and materials and supplies line items, which offset the increase in basic services costs resulting from higher electricity tariffs.

The major maintenance provision was Ps. 85 million. The outstanding balance of the maintenance provision as of September 30, 2018 was Ps. 955 million.

The airport concession tax increased 16.7% as a result of the growth in revenues, while the technical assistance fee increased 25.4%.

As a result of the foregoing, total operating costs and expenses decreased 13.7% compared to the prior year period. Excluding construction costs, total costs and operating expenses decreased 3.0%.

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Operating Income and Adjusted EBITDA

Operating income rose 25.5%, with an operating margin of 55.5%.

Adjusted EBITDA increased 23.8%, with an Adjusted EBITDA margin of 71.4%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps. 78 million.

Taxes were Ps. 287 million, and the effective tax rate was 28.4%.

Consolidated net income increased 25.1% to Ps. 725 million.

Earnings per share, based on net income of the controlling interest, increased 25.0% to Ps. 1.84; earnings per ADS increased 18.6% to US$0.78. Each ADS represents eight Series B shares.

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MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 247 million, comprised of Ps. 193 million in improvements to concessioned assets, Ps. 26 million in major maintenance, and Ps. 28 million in strategic investments.

The most important investment expenditures included:

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Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the nine months of 2018, cash flows from operating activities increased 24.7% to Ps. 2,825 million. The increase resulted mainly from higher operating income.

Investing activities used cash of Ps. 895 million in the nine months. Outflows included Ps. 884 million for improvements to concessioned assets and Ps. 143 million for acquisition of equipment.

Financing activities generated an outflow of Ps. 1,821 million, mainly for payment of dividends totaling Ps. 1,603 million.

Cash increased Ps. 110 million during the first nine months, to Ps. 2,305 million as of September 30, 2018.

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Material Events

OMA informs the retirement of its Chief Executive Officer. On October 1st, 2018, OMA announced that after twenty years of an invaluable career in the Company, Mr. Porfirio Gonzalez decided to step down from his position as Chief Executive Officer. The Board has initiated a selection process for the person who will replace Mr. Gonzalez and once such process is completed, will inform of the formal retirement of Mr. Gonzalez and the appointment of his successor.

Start of operations of the regional flight boarding area in Terminal B at the Monterrey airport. On September 8, 2018, the regional flight boarding area in Terminal B at the Monterrey airport started operations, serving mainly domestic flights. The total investment was Ps.126 million. The new regional boarding area has a total area of 1,077 m2, twice the size of the previous regional boarding area. It has the capacity to serve over 950,000 passengers per year.

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of September 30, 2017 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2016	393,770,973	303,644	29,786	4,846,045	1,383,124	(8,052)	132,433	6,686,980
Reissuance (Repurchase) of Shares - Net	(324,507)	(250)	-	-	(33,984)	-	-	(34,234)
Dividends Paid	-	-	-	(1,575,083)	-	-	-	(1,575,083)
Increase in Non-Controlling Interest	-	-	-	-	-	-	17,150	17,150
Increase in the Share Purchase Reserve	-	-	-	(116,876)	116,876	-	-	-
Comprehensive Income (Loss)	-	-	-	1,506,576	-	-	6,329	1,512,905
Balance as of September 30, 2017	393,446,466	303,394	29,786	4,660,662	1,466,016	(8,052)	155,912	6,607,718

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of September 30, 2018 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2017	393,446,466	303,394	29,786	5,281,662	1,466,016	(10,991)	159,448	7,229,315
Dividends Paid	-	-	-	(1,598,680)	-	-	(4,056)	(1,602,736)
Comprehensive Income (Loss)	-	-	-	2,036,023	-	-	8,937	2,044,960
Balance as of September 30, 2018	393,446,466	303,394	29,786	5,719,005	1,466,016	(10,991)	164,329	7,671,539

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 17.8545 as of September 30, 2017, Ps. 19.7354 as of December 31, 2017, and Ps. 18.8120 as of September 30, 2018.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

American Depositary Shares, ADS: Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares, and gives holders rights to dividends and returns of capital.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include mainly departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenues from regulated leases include mainly rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax: This tax, the Derecho de Uso de Activos Concesionados, (DUAC), is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Checked Baggage Screening: The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is adjusted periodically for wear and tear to the concessioned assets and the Company’s estimates of the future disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

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Master Development Plan (MDP): The investment plan for each airport agreed to with the government every five years. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rental, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the hotels; and complementary activities, such as the operation of checked baggage screening equipment.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Passenger charges (Tarifa de Uso de Aeropuerto, TUA): are paid by departing passengers. Rates are established for each airport and are different for domestic and international travel.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or which provide personnel services directly or indirectly to the airports.

Workload Unit: one terminal passenger or one cargo unit (100 kg of cargo).

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated October 25, 2018